UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

November 1, 2007

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                      No      ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                      No      ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Total Pages: 15

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.	Press release entitled “Smith & Nephew Q3 Results – continued revenue growth and margin improvement”, dated November 1, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: November 1, 2007	By:	/s/ Paul Chambers
Paul Chambers
Company Secretary

Item 1

Smith & Nephew plc	T 44 (0) 207 401 7646
15 Adam Street	F 44 (0) 207 960 2350
London WC2N 6LA	www.smith-nephew.com
England

Smith & Nephew Q3 Results – continued revenue growth and margin improvement

1 November 2007

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announces its results for the third quarter ended 29 September 2007.

	3 months to 29 September 07			9 months to 29 September 07
	$m	Underlying increase %	Reported increase/ (decrease) %	$m	Underlying increase %	Reported increase/ (decrease) %
Revenue ¹	845	10	24	2,402	11	20
Trading profit ²	169	19	28	484	18	25
EPS (cents) [3]	1.6	—	(84)	23.1	—	(64)
EPSA (cents) [4]	11.8	—	16	35.4	—	18
Business Unit Revenue ¹
Orthopaedic - Reconstruction	313	11	43	866	14	30
- Trauma & CT	156	11	21	442	15	20
Endoscopy	176	9	12	531	11	14
Advanced Wound Management	200	8	15	563	5	11

Q3 commentary

•	Orthopaedic Reconstruction delivers above market global growth driven by hip revenues

•	Orthopaedic Trauma performance benefiting from excellent volume growth

•	Endoscopy generates strong growth led by revenues outside the US which grew by 17%

•	Advanced Wound Management sustains revenue growth momentum with improved performance both inside and outside the US

•	Earnings Improvement Programme on target for continued margin improvement

•	Integration of Plus Orthopedics and BlueSky progressing well

Commenting on the third quarter, David Illingworth, Chief Executive of Smith & Nephew, said:

“Despite market pressures in some areas, the third quarter has seen us deliver continued good revenue growth across the business, through our innovative product portfolio and the increased effectiveness of our sales force. Our focus on the high growth segments in our markets is bearing fruit and generating profitable growth.

We continue to identify good quality opportunities both internally and externally. We are changing our internal structure to increase our customer focus and operating effectiveness for the long term. The ongoing work on our Earnings Improvement Programme is building a solid platform for sustained margin improvement.”

News

Analyst presentation

An analyst conference call to discuss the Company’s third quarter results will be held at 12.30pm GMT/ 8.30am EST today, Thursday 1 November. This will be a live webcast on the Smith & Nephew website at http://www.smith-nephew.com. An on demand replay will be available shortly following the close of the call at http://www.smith-nephew.com/Q307. A podcast will also be available at the same address. If interested parties are unable to connect to the web, a listen-only service is available by calling +44 (0)20 7806 1955 in the UK or +1 718 354 1389 in the US. Analysts should contact Julie Allen on +44 (0)20 7960 2254 or by email at julie.allen@smith-nephew.com for conference details.

Notes

¹	Unless otherwise specified as ‘reported’, all revenue increases throughout this document are underlying increases after adjusting for the effects of currency translation and acquisitions. See note 3 to the financial statements for a reconciliation of these measures to results reported under IFRS.

²	Underlying increase in trading profit is the increase in trading profit after adjusting for the effects of currency translation and acquisitions.

[3]	The EPS for the nine months in the comparable period included 35.3 cents from the gain on sale of BSN Medical.

[4]

EPSA growth is reported, not underlying, and is stated before restructuring and rationalisation costs, acquisition related costs, the legal settlement with the US Department of Justice, amortisation of acquisition intangibles and taxation thereon, and in 2006 the gain on the disposal of the joint venture and the related fair value adjustment. See note 2 to the financial statements.

[5]	Percentage of new products to revenues is based on products launched within the last three years.

[6]	Comparisons are against restated numbers, see note 1 to the financial statements.

Enquiries

Investors
Adrian Hennah	+44 (0) 20 7401 7646
Chief Financial Officer
Smith & Nephew

Liz Hewitt	+44 (0) 20 7401 7646
Group Director Corporate Affairs
Smith & Nephew

Media
Jon Coles	+44 (0) 20 7404 5959
Justine McIlroy
Brunswick – London

Cindy Leggett-Flynn	+1 (212) 333 3810
Brunswick – New York

Introduction

Trading conditions across the business continue to be characterised by good volume growth tempered by a tight pricing environment in some geographies. Our innovative products which enable good outcomes for patients, medical professionals and healthcare providers alike are expected to generate continued growth. Our unchanged strategy is to operate in high growth segments, focus on our customers, manage our balance sheet and acquire businesses which fit within this strategy.

The third quarter has seen Group revenues increase by 10% to $845m. In this quarter particularly strong growth was achieved in Reconstruction where hip resurfacing drove worldwide hip revenue growth to 20%, internal fixation in Trauma, international growth in Endoscopy and US revenues in Advanced Wound Management.

The reported Group trading margin of 20% in the quarter reflected the positive benefits from the Earnings Improvement Programme (“EIP”) in all businesses, an increase of 160 basis points before including acquisitions and 60 basis points after acquisitions.

We reached a settlement, as part of an industry wide agreement, with the US Department of Justice (“the legal settlement”) in the quarter. The cost in this quarter, of this settlement and associated legal costs was $30m. We have, in common with the majority of our competitors, received notification of an informal investigation by the Securities and Exchange Commission (“SEC”) into our relationships with surgeons in some European countries. We are co-operating fully with the SEC.

The share buy-back programme announced on 8 February 2007 progressed with 20 million shares bought back in the quarter at a cost of $247million.

Third Quarter Results

Revenue in the quarter increased by 24% on a reported basis to $845 million, including a full quarter of Plus revenues of $74 million. This represents underlying growth of 10% on the same period last year after adjusting for movements in currency of 3% and acquisitions of 11%.

Trading profit in the quarter was $169 million, representing underlying growth of 19%. Trading margin of 20% was 60 basis points above the comparable period last year, net of 100 basis points of dilution from Plus and BlueSky. The net interest and finance charges were $14 million, reflecting the borrowings following the Plus acquisition and the share repurchases. $67m was charged in the quarter in respect of the Plus integration and amortisation of inventory revaluation and $4m in respect of EIP costs.

The tax charge reflects the estimated effective rate for the full year of 30% on profit before restructuring costs, acquisition related costs, the legal settlement and amortisation of acquisition intangibles. Adjusted attributable profit which is before the costs of restructuring, acquisition related costs, the legal settlement and amortisation of acquisition intangibles and taxation thereon was $108 million.

Adjusted earnings per share (“EPSA”) increased by 16% to 11.8¢ (59.0¢ per American Depositary Share, “ADS”). Basic earnings per share was 1.6¢ (8.0¢ per ADS) compared with 9.8¢ (49.0¢ per ADS) in 2006.

Trading cash flow of $155 million in the quarter, (defined as cash generated from operations less capital expenditure but before the macrotextured settlements, acquisition related costs, the legal settlement and restructuring costs), reflects a higher trading profit to cash conversion rate of 92%, compared with 43% a year ago.

Orthopaedic Reconstruction

Reconstruction revenues at $313 million grew by 11% compared to the third quarter last year, ahead of the global market which grew by an estimated 9%. Reconstruction revenues in the US grew by 15% in the quarter benefiting from continued BIRMINGHAM HIPà Resurfacing System (BHRà) procedure adoption. Outside the US revenue grew by 4% as a result of some disruption from salesforce integration. New products generated 20% of revenues with a continuing contribution from product launches in the last two years.

Hip revenue growth remained strong at 20% for the quarter. In the US hip revenues grew by 35% as BHRà enjoyed a continuing high level of acceptance and had its first anniversary in the US market. Revenues from hip products other than BHRà in the US grew by 2%.

Worldwide knee revenue growth was 5%. Outside the US revenues grew 7%. In the US knee revenue growth improved to 4% in line with our expectations. The FDA granted approval in the quarter for the marketing of several of our knee systems (JOURNEYà, GENESISà II and LEGIONà) as gender specific.

The integration of Plus Orthopedics has progressed well. Plus had a seasonally lower quarter for revenue growth and a lower margin in consequence. Some revenue dis-synergies have also occurred earlier than expected before the start of cross selling of both product ranges. Product licence applications for additional geographies are in progress.

The trading margin of 25.3% excluding Plus represents an improvement of over two percent arising mainly from EIP. The trading margin including Plus is 23.3%.

Orthopaedic Trauma and Clinical Therapies

Trauma and Clinical Therapies revenues at $156 million grew by 11%, with growth in the US of 10% and 14% outside the US. New products generated 35% of revenues.

Fixation product revenues grew by 9% worldwide, just under estimated market growth of 10%, and by 11% in the US, and 7% outside the US. The quarter’s revenue growth was driven by a combination of sales force effectiveness and the wider full service product range becoming better established.

Clinical Therapies revenue growth was 15% in the quarter as we built on our market leading position in the bone stimulation market; gaining market share with a strong contribution from the EXOGEN 4000+à product. The joint fluid therapies market is becoming impacted by some reimbursement pressure which is in turn creating pricing pressure and a slowing of growth in this market.

Trading margin at 19.2% excluding Plus (17.9% including Plus) is an increase of 60 basis points over the same quarter last year driven by our salesforce effectiveness programme as the benefits of the EIP driven reorganisation are realised.

Endoscopy

Endoscopy continued its revenue momentum in the third quarter with revenues up 9% to $176 million driven by revenues outside the US, which grew very strongly at 17%, as the focus and effectiveness of the sales force strengthened. Revenues earned outside the US now exceed US revenues. In the US revenues grew by 2%, against a comparator of 14% and lower than recent quarters, primarily due to slower growth in Visualisation and Digital Operating Room (“DOR”) sales, and also the voluntary withdrawal of CALAXOà Interference Screw during the quarter.

Arthroscopy revenues grew in the quarter by 11%, with strong growth in all segments, slightly behind our current estimate of market growth. Repair revenues at approaching 20% continue to outpace resection growth where revenues grew by mid single digits this quarter. New product revenues were 21% in the quarter.

The trading margin of 19.3% earned in the third quarter is a more than two percent improvement on the same quarter last year, reflecting the enduring benefit of the successful manufacturing reorganisation completed earlier this year.

Advanced Wound Management

Revenues grew by 8% to $200 million as momentum builds in this business. US revenue growth was 9%. Outside the US revenues grew by 8% up from the 5% growth achieved last quarter as European markets recovered somewhat. New product revenues were 29% in the quarter.

The integration of BlueSky, which we acquired in the second quarter, is making good progress and is nearing completion ahead of the planned launch in early 2008. The distribution agreement with Universal Hospital Services, Inc., signed just after the end of the quarter, accesses the acute market for the negative pressure wound therapy business in the US.

The changes made to our ACTICOATà licensing agreement, as part of the EIP, enabled the launch of a new silver product in the quarter as well as achieving an improvement in longer term earnings. The closure of the manufacturing facility in Largo, scheduled for 2009, was announced this quarter.

The trading margin of 18.7%, before the impact of BlueSky, is an improvement of 90 basis points and is the result of continuing activities as part of the EIP. Trading margin including Bluesky is 17.0%.

Year to Date Results

Reported revenues increased by 20% to $2,402 million compared to the same period last year, with underlying growth at 11%.

Trading profit for the first three quarters was up 25% to $484 million with trading margin higher at 20.1%. Net interest and finance charges were $11 million. The tax charge of $143 million reflects the estimated effective rate for the year of 30% on profit before restructuring costs, acquisition related costs, the legal settlement and amortisation of acquisition intangibles. Adjusted attributable profit of $330 million is before the costs of restructuring, acquisition related costs, the legal settlement and amortisation of acquisition intangibles and taxation thereon. Attributable profit was $215 million.

EPSA rose by 18% to 35.4¢ (177.0¢ per ADS). Reported basic earnings per share were 23.1¢ (115.5¢ per ADS). A reconciliation of EPSA to reported earnings per share is provided in note 2 to the financial statements.

Trading cash flow was $402 million compared with $186 million a year ago. This is a trading profit to cash conversion ratio of 83% compared with 48% a year ago.

Outlook

Global market conditions continue to be driven favourably by underlying demographic trends which are creating strong demand for our innovative products. The revenue outlook for the year for the individual businesses and for the business as a whole continues to be favourable and is unchanged from the half year.

EIP is progressing well and we continue to expect to achieve, on average, at least a 1% improvement in margin, before the impact of acquisitions, to the end of 2010. The margin improvement for the year to date is ahead of the anticipated run rate and is expected to be moderated by the impact of a strong comparator for the fourth quarter. The integration of Plus Orthopedics and BlueSky is on track.

The underlying growth in the business, coupled with the EIP and the Plus and BlueSky acquisitions, means that Smith & Nephew is well positioned for strong revenue performance and trading margin improvement for 2007 and beyond.

About Us

Smith & Nephew is a global medical technology business, specialising in Orthopaedic Reconstruction, Orthopaedic Trauma and Clinical Therapies, Endoscopy and Advanced Wound Management products. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the leading global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people’s lives. The Company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The Company operates in 32 countries around the world. Annual sales in 2006 were nearly $2.8 billion.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding expected revenue growth and trading margins discussed under “Outlook” are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation, claims and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew’s expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

à Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

SMITH & NEPHEW plc

2007 QUARTER THREE RESULTS

Unaudited Group Income Statement for the 3 months and 9 months to 29 September 2007

3 Months 2006	3 Months 2007		Notes	9 Months 2007	9 Months 2006
$m	$m			$m	$m
679	845	Revenue	3	2,402	2,008
(185)	(231)	Cost of goods sold		(652)	(548)
(332)	(409)	Selling, general and administrative expenses		(1,166)	(983)
(30)	(36)	Research and development expenses		(100)	(89)

132	169	Trading profit	4	484	388
—	(4)	Restructuring and rationalisation costs	5	(27)	—
—	(67)	Acquisition related costs	7	(66)	—
—	(30)	Legal settlement	8	(30)	—
(4)	(15)	Amortisation of acquisition intangibles		(22)	(8)

128	53	Operating profit	4	339	380
4	1	Interest receivable		8	15
(2)	(14)	Interest payable		(22)	(7)
1	(1)	Other finance income/(costs)		3	4
—	—	Loss on hedge of the sale proceeds of the joint venture		—	(3)

131	39	Profit before taxation		328	389
(39)	(26)	Taxation	11	(113)	(116)

92	13	Profit from continuing operations		215	273
—	—	Discontinued operations: Net profit on disposal of the joint venture	12	—	332

92	13	Attributable profit (A)		215	605

		Earnings per share (A)	2
		Including discontinued operations:
9.8 ¢	1.6 ¢	Basic		23.1 ¢	64.3 ¢
9.8 ¢	1.6 ¢	Diluted		23.0 ¢	64.1 ¢
		Continuing operations:
9.8 ¢	1.6 ¢	Basic		23.1 ¢	29.0 ¢
9.8 ¢	1.6 ¢	Diluted		23.0 ¢	28.9 ¢

A	Attributable to the equity holders of the parent.

Unaudited Group Statement of Recognised Income & Expense for the 3 months and 9 months to 29 September 2007

3 Months 2006	3 Months 2007		9 Months 2007	9 Months 2006
$m	$m		$m	$m
(2)	28	Translation differences	38	41
—	—	Cumulative translation adjustment on disposal of the joint venture	—	(14)
3	(9)	Losses on cash flow hedges	(12)	(3)
(3)	(10)	Actuarial gains/(losses) on defined benefit pension plans	44	40
—	5	Taxation on items taken directly to equity	(14)	(13)

(2)	14	Net income recognised directly in equity	56	51
92	13	Attributable profit	215	605

90	27	Total recognised income and expense (A)	271	656

SMITH & NEPHEW plc

2007 QUARTER THREE RESULTS continued

Unaudited Group Balance Sheet as at 29 September 2007

31 Dec 2006		Notes	29 Sep 2007	30 Sep 2006
$m			$m	$m
	ASSETS
	Non-current assets
635	Property, plant and equipment		731	630
831	Intangible assets		1,624	813
10	Investments		15	10
110	Deferred tax assets		108	126

1,586			2,478	1,579
	Current assets
619	Inventories		861	636
680	Trade and other receivables		838	638
346	Cash and bank		99	304

1,645			1,798	1,578

3,231	TOTAL ASSETS		4,276	3,157

	EQUITY AND LIABILITIES
189	Called up equity share capital		190	189
329	Share premium account		349	321
(1)	Treasury shares	2	(475)	(1)
1,657	Accumulated profits and other reserves		1,841	1,507

2,174	Equity attributable to equity holders of the parent	14	1,905	2,016
—	Minority interest in equity		4	—

2,174	Total equity	14	1,909	2,016

	Non-current liabilities
15	Long-term borrowings		40	16
154	Retirement benefit obligation		139	139
3	Other payables due after one year		70	4
34	Provisions – due after one year		36	43
35	Deferred tax liabilities		74	40

241			359	242

	Current liabilities
119	Bank overdrafts and loans due within one year		1,189	137
421	Trade and other payables		554	447
49	Provisions – due within one year		70	56
227	Current tax payable		195	259

816			2,008	899

1,057	Total liabilities		2,367	1,141

3,231	TOTAL EQUITY AND LIABILITIES		4,276	3,157

SMITH & NEPHEW plc

2007 QUARTER THREE RESULTS continued

Unaudited Condensed Group Cash Flow Statement for the 3 months and 9 months to 29 September 2007

3 Months 2006	3 Months 2007		9 Months 2007	9 Months 2006
$m	$m		$m	$m
		Net cash inflow from operating activities
131	39	Profit before taxation	328	389
(2)	13	Net interest payable/(receivable)	14	(8)
44	71	Depreciation, amortisation and impairment	166	121
—	45	Amortisation of Plus inventory step-up on acquisition	45	—
4	6	Share based payment expense	19	13
(77)	(12)	Movement in working capital and provisions	(101)	(185)

100	162	Cash generated from operations (B)	471	330
2	(13)	Net interest (paid)/received	(14)	8
(33)	(57)	Income taxes paid	(168)	(96)

69	92	Net cash inflow from operating activities	289	242

		Cash flows from investing activities
(73)	—	Acquisitions (C)	(737)	(80)
(2)	—	Disposal of joint venture (D)	—	541
(55)	(34)	Capital expenditure	(139)	(185)

(130)	(34)	Net cash used in investing activities	(876)	276

(61)	58	Cash flow before financing activities	(587)	518

		Cash flows from financing activities
3	4	Proceeds from issue of ordinary share capital	21	8
—	—	Equity dividends paid	(63)	(57)
(12)	170	Cash movements in borrowings	878	(275)
—	(255)	Purchase of treasury shares	(476)	—
(2)	(2)	Settlement of currency swaps	(10)	(5)

(11)	(83)	Net cash used in financing activities	350	(329)

(72)	(25)	Net (decrease)/increase in cash and cash equivalents	(237)	189
329	80	Cash and cash equivalents at beginning of period	291	65
—	4	Exchange adjustments	5	3

257	59	Cash and cash equivalents at end of period (E)	59	257

B

After a net $6 million recovered (2006 – $24 million unreimbursed by insurers) relating to macrotextured knee revisions, $15 million (2006 – nil) of acquisition related costs, $31 million (2006 – $17 million) of outgoings on restructuring and rationalisation costs and a legal settlement of $30 million (2006 – nil).

C	Net of $18 million of cash acquired with Plus in 2007 (2006 – $2 million cash acquired with acquisitions) and Loan Notes issued of $18 million in 2006.
D	Discontinued operations accounted for nil (2006 – $541 million) of net cash flow from investing activities.
E	Cash and cash equivalents at the end of the period are net of overdrafts of $40 million (2006 – $47 million).

SMITH & NEPHEW plc

2007 QUARTER THREE RESULTS continued

NOTES

1.	The financial information for the three months and nine months has been prepared on the basis of the accounting policies set out in the full annual accounts of the Group for the year ended 31 December 2006.

The 2006 full annual accounts were restated to correct for a change in the method of calculating the elimination of intra-group profit carried in inventory, reclassification of certain indirect production overhead expenses from selling, general and administrative expenses to cost of goods sold and a voluntary change in accounting policy for death-in-service benefits. These restatements have been reflected in the 2006 three month and nine month Unaudited Group Income Statement, Unaudited Group Statement of Recognised Income and Expense, Unaudited Group Balance Sheet and Unaudited Condensed Group Cash Flow Statement.

The financial information contained in this document does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. The auditors have issued an unqualified opinion on the Group’s statutory financial statements for the year ended 31 December 2006, which have been delivered to the Registrar of Companies.

2.	On 8 February 2007, the Group announced its intention to undertake a share buy back programme of up to $1.5 billion over the next two years. This followed an assessment of the medium term capital needs of the Group both internally and for acquisitions in which management determined that shareholder value and balance sheet efficiency would be enhanced by returning capital to shareholders. As at 29 September 2007, 38,688,000 ordinary shares had been purchased at a cost of $476 million.

Adjusted earnings per ordinary share (“EPSA”) is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers as affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure.

EPSA has been calculated by dividing adjusted attributable profit by the weighted (basic) average number of ordinary shares in issue of 931 million (2006 – 941 million). The diluted weighted average number of ordinary shares in issue is 935 million (2006 – 944 million).

3 Months 2006		3 Months 2007			9 Months 2007		9 Months 2006
$m		$m			$m		$m
92		13		Attributable profit	215		605
				Adjustments:
—		4		Restructuring and rationalisation costs	27		—
—		67		Acquisition related costs	66		—
—		30		Legal settlement	30		—
4		15		Amortisation of acquisition intangibles	22		8
—		—		Net profit on disposal of the joint venture	—		(332)
—		—		Loss on hedge of the sale proceeds of the joint venture	—		3
—		(21)		Taxation on excluded items	(30)		(1)

96		108		Adjusted attributable profit (A)	330		283

10.2	¢	11.8	¢	Adjusted earnings per share	35.4	¢	30.1	¢
10.2	¢	11.8	¢	Adjusted diluted earnings per share	35.3	¢	30.0	¢

A	Attributable to the equity holders of parent.

SMITH & NEPHEW plc

2007 QUARTER THREE RESULTS continued

NOTES

3.	Revenue by segment for the three months and nine months to 29 September 2007 was as follows:

3 Months 2006	3 Months 2007		9 Months 2007	9 Months 2006	Underlying growth in revenue
$m	$m		$m	$m	%
					3 Months	9 Months
		Revenue by business segment
219	313	Reconstruction	866	668	11	14
129	156	Trauma and Clinical Therapies	442	368	11	15
157	176	Endoscopy	531	466	9	11
174	200	Advanced Wound Management	563	506	8	5

679	845		2,402	2,008	10	11

		Revenue by geographic market
337	379	United States	1,132	991	10	13
204	304	Europe (F)	818	624	9	9
138	162	Africa, Asia, Australasia & Other America	452	393	10	11

679	845		2,402	2,008	10	11

F	Includes United Kingdom nine months revenue of $219 million (2006 – $183 million) and three months revenue of $79 million (2006 – $65 million).

Responsibility for the Group’s spinal products was transferred from the Endoscopy business segment to the Trauma and Clinical Therapies business segment with effect from 1 January 2007. Revenue, trading profit and operating profit relating to spinal products is now reported within the Trauma and Clinical Therapies business segment and comparative figures have been restated.

Underlying revenue growth is calculated by eliminating the effects of translational currency and acquisitions. Reported growth reconciles to underlying growth as follows:

	Reported growth in revenue	Constant currency exchange effect	Acquisitions effect	Underlying growth in revenue
	%	%	%	%
9 Months
Reconstruction	30	(3)	(13)	14
Trauma and Clinical Therapies	20	(1)	(4)	15
Endoscopy	14	(3)	—	11
Advanced Wound Management	11	(6)	—	5

	20	(4)	(5)	11

3 Months
Reconstruction	43	(3)	(29)	11
Trauma and Clinical Therapies	21	(2)	(8)	11
Endoscopy	12	(3)	—	9
Advanced Wound Management	15	(6)	(1)	8

	24	(3)	(11)	10

SMITH & NEPHEW plc

2007 QUARTER THREE RESULTS continued

NOTES

4.	Trading and operating profit by segment for the three months and nine months to 29 September 2007 was as follows:

3 Months 2006	3 Months 2007		9 Months 2007	9 Months 2006
$m	$m		$m	$m
		Trading Profit by business segment
50	73	Reconstruction	212	164
24	28	Trauma and Clinical Therapies	81	67
27	34	Endoscopy	99	83
31	34	Advanced Wound Management	92	74

132	169		484	388

		Operating Profit by business segment
47	(33)	Reconstruction	94	157
24	22	Trauma and Clinical Therapies	71	67
26	32	Endoscopy	94	82
31	32	Advanced Wound Management	80	74

128	53		339	380

5.	Restructuring and rationalisation costs comprise $30 million relating to the earnings improvement programme, mainly redundancy and consultancy costs less $3 million relating to the write back of prior year’s provisions.

6.	On 31 May 2007 the Group completed the acquisition of Plus Orthopedics Holding AG (“Plus”), a private Swiss orthopaedic company for a total of CHF 1,091 million ($889 million) in cash, including assumed debt. This is being integrated into the Group’s Reconstruction and Trauma and Clinical Therapies business segments. Plus reported revenues of CHF 380 million ($305 million) in 2006 and profit before interest and taxation of CHF 44 million ($35 million). Revenue and trading profit since acquisition were $102 million and $14 million respectively. The cost of the acquisition has been allocated on a provisional basis to the assets acquired and liabilities assumed on acquisition. Further fair value adjustments are expected to be made before the year end.

	Book Value	Provisional Adjustments	Net Book Value
	$m	$m	$m
Property, plant and equipment	81	(2)	79
Intangible assets	10	304	314
Deferred tax assets	19	(19)	—
Other non-current assets	6	—	6
Inventories	106	72	178
Other current assets	128	—	128
Deferred tax liabilities	(4)	(42)	(46)
Other non-current liabilities	(160)	(16)	(176)
Current liabilities	(152)	—	(152)
Less: Equity attributable to minority interests	(4)	—	(4)

	30	297	327

Goodwill on acquisition			392

			719

Cash consideration			726
Acquisition costs			11
Net cash acquired in Plus			(18)

Total purchase consideration			719
Add: net debt acquired with Plus (reported in liabilities above)			181
Less: acquisition costs			(11)

			889

SMITH & NEPHEW plc

2007 QUARTER THREE RESULTS continued

NOTES

7.	Acquisition related costs comprise $24 million for Plus integration, $45 million relating to the amortisation of the step-up of Plus inventory to fair value on acquisition less a release of $3 million relating to an over provision of bid related costs from 2006.

8.	The legal settlement of $30 million in 2007 relates to the civil settlement agreement with the US Department of Justice following an industry wide investigation.

9.	On 10 May 2007 Smith & Nephew acquired BlueSky Medical Group Inc. for an initial payment of $15 million with further milestone payments of up to $95 million related to revenues and other events. The cost is assessed as $60 million, being the fair value of probable consideration of $59 million and $1 million of acquisition costs. The difference between the purchase consideration and the book value of net assets ($60 million) has been allocated to goodwill.

10.	The cumulative number of revisions of the macrotextured knee product was 1,026 on 29 September 2007 compared with 1,017 at the end of Quarter Two 2007. This represents 35% of the total implanted. Settlements with patients have been achieved in respect of 958 revisions (Quarter Two 2007 – 940 settlements). The provision increased in Quarter Two by $22 million, offset in the income statement by a recovery of $22 million. $47 million of provision remains to cover future settlement costs.

11.	Taxation of $143 million (2006 – $117 million) for the nine months on the profit before restructuring and rationalisation costs, acquisition related costs, legal settlement, the loss on hedge of the sale proceeds of the joint venture, discontinued operations and amortisation of acquisition intangibles is at the full year estimated effective rate. Of the $113 million (2006 – $116 million) taxation charge for the nine months $85 million (2006 – $93 million) relates to overseas taxation.

12.	On 23 February 2006 the Group sold its 50% interest in the BSN Medical joint venture for cash consideration of $562 million. The net profit of $332 million on the disposal of the joint venture is after a credit of $14 million for cumulative translation adjustments and $26 million of transaction costs. A further $1 million of transaction costs, $3 million of indemnity provision and a $23 million release of taxation provisions relating to this transaction was recorded in the year ended 31 December 2006. The Group’s discontinued operations earnings per share for the nine months in 2006 was basic 35.3¢ and diluted 35.2¢.

13.	The 2006 second interim dividend of $63 million was paid on 11 May 2007. The first interim dividend for 2007 of 4.51 US cents per ordinary share was declared by the Board on 2 August 2007. This is payable on 9 November 2007 to shareholders whose names appear on the register at the close of business on 19 October 2007. Those shareholders whose address on the register is in the UK, and those who have elected to receive sterling dividends, will receive a dividend of 2.205 pence per ordinary share. Shareholders may participate in the dividend re-investment plan.

SMITH & NEPHEW plc

2007 QUARTER THREE RESULTS continued

NOTES

14.	The movement in total equity for the nine months to 29 September 2007 was as follows:

	2007	2006
	$m	$m
Opening equity as at 1 January	2,174	1,435
Attributable profit	215	605
Equity dividends paid or accrued	(104)	(96)
Exchange adjustments	38	27
Losses on cash flow hedges	(12)	(3)
Actuarial gains on defined benefit pension plans	44	40
Share based payment recognised in the income statement	19	13
Taxation on items taken directly to equity	(14)	(13)
Purchase of treasury shares	(476)	—
Issue of ordinary share capital	21	8

Closing equity attributable to equity holders of the parent	1,905	2,016
Minority interest arising on business combination	4	—

Closing total equity	1,909	2,016

15.	(Net debt)/net cash as at 29 September 2007 comprises:

	2007	2006
	$m	$m
Cash and bank	99	304
Long-term borrowings	(40)	(16)
Bank overdrafts and loans due within one year	(1,189)	(137)
Net currency swap (liabilities)/assets (G)	(6)	2

	(1,136)	153

The movements in the nine months were as follows:
Opening net cash/(net debt) as at 1 January	210	(306)
Cash flow before financing activities	(587)	518
Loan Notes issued on acquisition	—	(18)
New finance leases	(7)	—
Debt and finance leases acquired with Plus	(181)	—
Proceeds from issue of ordinary share capital	21	8
Purchase of treasury shares	(476)	—
Equity dividends paid	(63)	(57)
Exchange adjustments	(53)	8

Closing (net debt)/net cash	(1,136)	153

G

Net currency swap liabilities of $6 million (2006 – $2 million assets) comprises nil (2006 – $2 million) of current asset derivatives within trade and other receivables and $6 million (2006 – nil) of current liability derivatives within trade and other payables.

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW plc

Introduction

We have been engaged by the Company to review the interim financial information in the interim financial report for the three and nine months ended 29 September 2007 which comprises the Group Income Statement, Group Statement of Recognised Income and Expense, Group Balance Sheet, Condensed Group Cash Flow Statement and the related notes 1 to 15. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in ISRE 2410 (UK and Ireland) “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors’ Responsibilities

The interim financial report, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with the Listing Rules of the United Kingdom’s Financial Services Authority, which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

The annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The financial information included in this interim financial report has been prepared in accordance within the Listing Rules of the United Kingdom’s Financial Services Authority.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the interim financial information for the three and nine months ended 29 September 2007 based on our review.

Scope of Review

We conducted our review in accordance with ISRE 2410 (UK and Ireland) “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information, consists of making enquires primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Review Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information for the three and nine months ended 29 September 2007 is not prepared, in all material aspects, in accordance with the International Financial Reporting Standards as adopted by the European Union and which the Group intends to apply in its accounts for the period ended 31 December 2007, and in accordance with the Listing Rules of the United Kingdom’s Financial Services Authority.

Ernst & Young LLP

London

1 November 2007